October 27, 2010
Securities and Exchange Commission
Office of Applications and Report Services
100 F Street, N.E.
Washington, D.C. 20549
Re:      Insured Fidelity Bond of The Korea Fund, inc. (File No. 811-04058)
Ladies and Gentlemen:
Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:
(i)	A copy of the Fidelity Bond Binder (the “Bond”), effective April 30, 2009, issued by Great American Insurance Company, the primary policy for $750,000, insuring the Fund is attached under Exhibit 1;

(ii)	A copy of the unanimous written consent of the Special Insurance Committee of the Fund approving the amount, type, form and coverage of the Bond and the premium to be paid by the Fund is attached under Exhibit 2; and

(iii)	A copy of the resolutions of the Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” of the Fund, ratifying the amount, type, form and coverage of the Bond and the premium to be paid by the Fund, is attached under Exhibit 3.
The Fund maintained a single insured bond in the amount of $750,000, which was sufficient coverage for its gross assets of $330,505,478 as of April 30, 2009 and as required under paragraph (d) of Rule 17g-1.
Premium for the Bond has been paid from April 30, 2009 through the period ended April 30, 2010.
If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.
Very truly yours,

Thomas J. Fuccillo
Secretary and Chief Legal Officer
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000